EXHIBIT (a)(1)(iv)

July 10, 2006

To Our Shareholders:

Laidlaw International, Inc. (“Laidlaw”) is offering to purchase up to 15,000,000 shares of its common stock at a purchase price not in excess of $28.50 nor less than $25.50 per share, net to the seller in cash, without interest. Laidlaw is conducting the tender offer through a procedure commonly referred to as a modified “Dutch Auction.” This procedure allows you to select the price within the specified price range at which you are willing to sell all or a portion of your shares to Laidlaw. Alternatively, this procedure allows you to elect to sell all or a portion of your shares to Laidlaw at a price determined by the modified “Dutch Auction” process.

Based upon the number of shares tendered and the prices specified by the tendering stockholders, Laidlaw will determine a single per share price within that range that will allow it to buy 15,000,000 shares (or such lesser number of shares that are properly tendered). All of the shares that are properly tendered at prices at or below that purchase price (and are not properly withdrawn) will — subject to possible proration and provisions relating to the tender of “odd lots” and conditional tenders — be purchased for cash at that purchase price, net to the selling stockholder. All shares tendered and purchased will include the associated preferred share purchase rights issued pursuant to a Rights Agreement dated as of June 23, 2003 by and between Laidlaw and Wells Fargo Bank Minnesota, National Association, as Rights Agent, and, unless the context otherwise requires, all references to shares include the associated preferred share purchase rights.

If you do not wish to participate in the tender offer, you do not need to take any action.

The tender offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the tender offer. None of we, our Board of Directors, the Dealer Managers or the Information Agent makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the purchase price or purchase prices at which your shares should be tendered. In doing so, you should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal including our reasons for making the tender offer. You should also discuss whether to tender your shares with your broker or other financial advisor and your tax advisor.

Laidlaw’s directors and executive officers have indicated that they do not intend to tender any shares in the tender offer as more specifically discussed in Section 11 of the Offer to Purchase.

Please note that the tender offer is scheduled to expire at 5:00 P.M., New York City time, on August 7, 2006, unless we extend it.

On July 7, 2006, the last full trading day prior to commencement of the tender offer, the last reported sale price of our shares on the New York Stock Exchange was $25.90 per share. Any shareholder whose shares are properly tendered directly to Mellon Investor Services LLC, the Depositary for the tender offer, and purchased in the tender offer, will not incur the usual transaction costs associated with open market sales. If you own fewer than 100 shares, the tender offer is an opportunity for you to sell your shares without having to pay odd lot discounts.

If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact the Information Agent or the Dealer Managers at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Sincerely,

Kevin E. Benson
Chief Executive Officer